UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

FORM 6-K

REPORT OF FOREIGN ISSUER PURSUANT TO RULE 13a-16 AND 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the Period   March 2006            File No.    0-51352

PORTAL RESOURCES LTD.

(Name of Registrant)

Suite 750, 625 Howe Street, Vancouver, British Columbia, Canada, V6C 2T6

(Address of principal executive offices)

1.

News Release dated March 21, 2006

Indicate by check mark whether the Registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

FORM 20-F XXX

FORM 40-F ____

Indicate by check mark whether the Registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _____

No XXX

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Form 6-K to be signed on its behalf by the undersigned, thereunto duly authorized.

Portal Resources Ltd.

(Registrant)

Dated: March 22, 2006	By: /s Bruce Winfield Bruce Winfield, President and CEO

PORTAL RESOURCES RETAINS ACCENT MARKETING LIMITED

Portal Resources Ltd. (TSX-V: PDO) is pleased to announce that, subject to regulatory approval, it has retained the services of Accent Marketing Limited to provide investor relations services for the Company throughout Europe. Accent will receive a fee of €5,000 per month over a six month term and a 100,000 share stock option exercisable for two years at CDN$0.85. Accent Marketing is at arm’s-length to Portal Resources.

Accent Marketing maintains its offices in Munich, Germany and works closely with financial analysts, advisors and investors.  Accent will distribute news and information on Portal and provide consistent and timely contact with the Company’s shareholders, investors and industry professionals.

The shares of Portal Resources trade on the Frankfurt Exchange under the symbol DE:A0CAY2

Portal Resources Ltd. was founded in 2004 and is a precious and base metal exploration company focused on gold/silver and copper/gold assets in Argentina.  The company currently controls approximately 800 square miles of mineral rights in two primary project areas. A description of these projects, including maps and photographs can be viewed on the company’s website at www.portalresources.net.

ON BEHALF OF PORTAL RESOURCES LTD.

“David Hottman”

Chairman

The TSX Venture Exchange does not accept responsibility for the adequacy or accuracy of this release.